December 19, 2005


Barbara C. Jacobs
Assistant Director
United States Securities and Exchange Commission
Mail Stop 4-6
Washington, D.C. 20549

Re:   NeoMedia Technologies, Inc.
      Amendment No. 3 to Registration Statement on Form S-3
      Filed November 7, 2005
      File No. 333-125239


Dear Ms. Jacobs:

      This letter has been prepared in response to your request for NeoMedia Technologies, Inc. (the "Company") to respond to the staff's comments in the letter dated November 21, 2005 with respect to the Registration Statement on Form S-3 Amendment No. 3 filed November 7, 2005 by NeoMedia Technologies, Inc.


General

COMMENT 1.  We refer you to comment 1 of our letter dated June 24, 2005. We note that you still have outstanding comments on your Form S-4, File No. 333-123848. Please be advised that these comments must be resolved before your registration statement on Form S-3 is declared effective.

RESPONSE:   We respectfully acknowledge that the outstanding comments on the S-4 must be resolved before the S-3 will be declared effective.


Where You Can Find More Information, page 21

COMMENT 2.  Please revise this section to include the new address of the SEC
            Headquarters at 100 F Street, N.E. Washington, D.C. 20549. See Note to Item 12(c)(1) of Form S-3.

RESPONSE:   We have revised the disclosure as requested.

United States Securities And Exchange Commission
August 17, 2005
Page 2



Information We Incorporate by Reference, page 22

COMMENT 3.  We refer you to comment 8 of our letter dated June 24, 2005 and comment 1 of our letter concerning your Form S-4, File No. 333-123848 dated August 5, 2005. Please tell us how you intend to revise your S-3 to include or incorporate by reference, the financial statements of Mobot, Inc. and changes precipitated by our outstanding comments on your Form S-4. See Item 310(c) of Regulation S-B.

RESPONSE:   We have included the audited financial statements of Mobot, Inc. for the years ended December 31, 2005 and 2004, as well as the unaudited interim financials of Mobot for the nine months ended September 30, 2005 in the new amendment.


Very truly yours,

/S/ Charles T. Jensen

Charles T. Jensen
President, Chief Executive Officer & Director